                                                               Exhibit (a)(1)(A)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of
                         SEQUOIA SOFTWARE CORPORATION
                                      at
                              $5.64 Net Per Share
                                      by
                         SOUNDGARDEN ACQUISITION CORP.
                         a wholly owned subsidiary of
                             CITRIX SYSTEMS, INC.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 25, 2001, UNLESS EXTENDED.

  THE OFFER (AS HEREINAFTER DEFINED) IS CONDITIONED UPON, AMONG OTHER THINGS,
(I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES (THE "SHARES") OF COMMON STOCK, $0.001 PAR VALUE PER SHARE, OF SEQUOIA SOFTWARE CORPORATION ("SEQUOIA"), THAT WOULD REPRESENT A MAJORITY OF THE SHARES ENTITLED TO VOTE THAT ARE OUTSTANDING AFTER GIVING EFFECT TO THE EXERCISE OR CONVERSION OF ALL OPTIONS, WARRANTS AND SECURITIES EXERCISABLE OR CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES ON OR PRIOR TO JUNE 30, 2001, AND (II) THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED PRIOR TO THE TERMINATION OF THE OFFER. STOCKHOLDERS WHO HOLD OUTSTANDING SHARES REPRESENTING MORE THAN A MAJORITY OF THE SHARES OUTSTANDING AFTER GIVING EFFECT TO THE EXERCISE OR CONVERSION OF SECURITIES AS SET FORTH IN (I) ABOVE HAVE AGREED TO TENDER AND NOT WITHDRAW THEIR SHARES IN THE OFFER, AND IT IS THEREFORE LIKELY THAT THE CONDITION SET FORTH IN (I) ABOVE WILL BE SATISFIED. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "INTRODUCTION" AND SECTIONS 1 AND 15 HEREOF.

  THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER DATED AS OF MARCH 20, 2001 (THE "MERGER AGREEMENT") BY AND AMONG CITRIX SYSTEMS, INC., SOUNDGARDEN ACQUISITION CORP. AND SEQUOIA, THE STOCKHOLDERS AGREEMENT DATED MARCH 20, 2001 (THE "STOCKHOLDERS AGREEMENT") BY AND AMONG CITRIX SYSTEMS, INC., SOUNDGARDEN ACQUISITION CORP., SEQUOIA AND CERTAIN STOCKHOLDERS OF SEQUOIA, AND THE TRANSACTION OPTION AGREEMENT DATED AS OF MARCH 20, 2001 (THE "TRANSACTION OPTION AGREEMENT") BY AND BETWEEN CITRIX SYSTEMS, INC. AND SEQUOIA.

                                ---------------

  THE BOARD OF DIRECTORS OF SEQUOIA HAS (A) DETERMINED THAT THE MERGER AGREEMENT, THE TRANSACTION OPTION AGREEMENT, THE STOCKHOLDERS AGREEMENT, THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF SEQUOIA, (B) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT, THE TRANSACTION OPTION AGREEMENT, AND THE STOCKHOLDERS AGREEMENT AND THE COMPLETION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER AND (C) RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER, APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER (IF REQUIRED).

                                ---------------

                                   IMPORTANT

  Any stockholder of Sequoia desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal with the certificates representing the tendered Shares, and all other required documents, to HSBC Bank USA, the depositary for the Offer, or follow the procedure for book-entry transfers set forth in Section 3, "Procedures for Tendering Shares," or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

  Any stockholder of Sequoia who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedure for book-entry transfers on a timely basis or who cannot deliver all required documents to the depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3, "Procedures for Tendering Shares."

  Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, by calling (888) 750-5834 (toll free) or writing to the Information Agent at 501 Madison Avenue, New York, NY 10022. Additional copies of this Offer to Purchase, the Letter of Transmittal, the related Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                                ---------------

                                March 28, 2001

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE OFFER......................................   i


 INTRODUCTION..............................................................   1


 THE OFFER.................................................................   3


  1.  Terms of the Offer; Expiration Date..................................   3


  2.  Acceptance for Payment and Payment for Shares........................   5


  3.  Procedures for Tendering Shares......................................   6


  4.  Withdrawal Rights....................................................   8


  5.  Certain United States Federal Income Tax Consequences................   9


  6.  Price Range of Shares; Dividends on the Shares.......................  10


  7.  Effect of Offer on Market for Shares; NASDAQ National Market Listing;
      Commission Registration; Margin Regulations..........................  11


  8.  Certain Information Concerning Sequoia...............................  12


  9.  Certain Information Concerning Merger Sub and Citrix.................  14


  10. Source and Amount of Funds...........................................  15


  11. Background of Offer..................................................  15


  12. Purpose of the Offer; The Merger; Plans for Sequoia..................  17


  13. The Transaction Documents............................................  19


  14. Dividends and Distributions..........................................  30


  15. Certain Conditions to Merger Sub's Obligations.......................  31


  16. Certain Regulatory and Legal Matters.................................  32


  17. Fees and Expenses....................................................  34


  18. Miscellaneous........................................................  34


ANNEX I--DIRECTORS & EXECUTIVE OFFICERS OF CITRIX AND MERGER SUB...........   I

                     QUESTIONS AND ANSWERS ABOUT THE OFFER

  Soundgarden Acquisition Corp. is offering to purchase all of the outstanding common stock of Sequoia Software Corporation, for $5.64 per share, net to you in cash, without interest. The following are some of the questions you, as a stockholder of Sequoia Software Corporation, may have about the offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this "Questions and Answers" section is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

  Our name is Soundgarden Acquisition Corp. We are a Delaware corporation formed for the purpose of making an offer to purchase all of the outstanding shares of common stock of Sequoia Software Corporation. To date, we have carried on no activities other than in connection with the offer. We are a wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation. Citrix Systems, Inc. is a global leader in application server software and services. See the "Introduction" to this Offer to Purchase and Section 9, "Certain Information Concerning Merger Sub and Citrix."

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

  We are seeking to purchase all of the outstanding shares of common stock of Sequoia Software Corporation. See the "Introduction" to this Offer to Purchase and Section 1, "Terms of the Offer; Expiration Date."

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

  We are offering to pay $5.64 per share, net to you in cash, without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or other nominee tenders your shares on your behalf, your broker or nominee may charge you a fee and we will not be responsible for paying that fee. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase. Under the terms of our offer, if the tender of shares to us results in a withholding tax obligation, we are entitled to satisfy that obligation, and to treat any withholding taxes paid to a tax authority as having been delivered to you.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

  Yes. Citrix Systems, Inc., our parent company, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and will provide us with sufficient funds for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. We anticipate that these funds will be obtained from working capital. See Section 10, "Source and Amount of Funds."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

  No. We do not believe our financial condition is relevant to your decision. We base this conclusion on several factors. We are paying you cash for your shares. The offer is not subject to any financing condition. The offer is for any and all of the outstanding shares of common stock of Sequoia Software Corporation. See Section 10, "Source and Amount of Funds."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER INTO THE OFFER?

  Unless the offer is extended, you will have until the expiration of the offer at 12:00 midnight, New York City time, on Wednesday, April 25, 2001, to tender your shares into the offer. We will purchase all properly tendered shares on the expiration date if the conditions to the offer are then met. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedure, which is described later in this Offer to Purchase. See
Section 1, "Terms of the Offer; Expiration Date," and Section 3, "Procedures for Tendering Shares."

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

  Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

  . with the prior written consent of Sequoia, we may extend the offer beyond the scheduled expiration date for mutually agreed upon extension periods if at the time of the scheduled expiration or any extension any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived.

  . in our sole discretion, we may extend the offer for any period required by applicable rules and regulations of the Securities and Exchange Commission.

  . in our sole discretion, we may extend the offer for periods of not more than three business days (not to exceed six business days in the aggregate) beyond the scheduled expiration or extension date if at the time the number of shares validly tendered and not withdrawn, together with our shares and the shares owned by Citrix, represents more than 60% but less than 71% of the shares of common stock of Sequoia outstanding on a fully-diluted basis (in connection with the offer "fully-diluted" means after giving effect to the exercise or conversion of all options, warrants and securities exercisable or convertible into or exchangeable for shares of common stock of Sequoia on or before June 30, 2001).

  . if all conditions to the offer have been satisfied or waived, we will accept for payment and pay for all shares validly tendered and not withdrawn at that time, and we may provide a "subsequent offering period" during which stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer price of $5.64 per share. We are not permitted under the federal securities laws to provide a subsequent offering period of less than three or more than 20 business days.

  Our rights and obligations to extend the offer are subject to the rights of Citrix and Sequoia to terminate the merger agreement if the offer is not completed by June 30, 2001. For more details on our ability to extend the offer, see Section 1, "Terms of the Offer; Expiration Date."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

  If the offer is extended past 12:00 midnight, New York City time, on Wednesday, April 25, 2001, we will make a public announcement of the new expiration date not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire and will inform HSBC Bank USA, the depositary for the offer, of that fact. See Section 1, "Terms of the Offer; Expiration Date."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

  We are not obligated to purchase any shares that are validly tendered:

  . unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents a majority of the then outstanding shares on a fully-diluted basis. We call this condition the "Minimum Tender Condition." Stockholders who hold outstanding shares representing more than a majority of the shares of common stock of Sequoia outstanding on a fully-diluted basis have agreed to tender and not withdraw their shares in the offer, and it is therefore likely that the Minimum Tender Condition will be satisfied.

  . if the applicable waiting period under the Hart-Scott-Rodino Antitrust
    Improvements Act of 1976 has not expired or been terminated.

  The offer is also subject to a number of other conditions. See Section 1, "Terms of the Offer; Expiration Date," and Section 15, "Certain Conditions to Merger Sub's Obligations."

HOW DO I TENDER MY SHARES?

  To tender your shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to HSBC Bank USA, the depositary for the offer, not later than the time the offer expires. If your shares are held in street name, the shares can be tendered by your nominee through HSBC Bank USA. If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3, "Procedures for Tendering Shares."

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

  You may withdraw tendered shares at any time before the offer expires at 12:00 midnight, New York City time, on Wednesday, April 25, 2001. If the stated expiration date of the offer is extended, you may withdraw tendered Shares at any time before the new date and time of expiration. This right to withdraw will not apply to the subsequent offering period, if one is included. See Section 1, "Terms of the Offer; Expiration Date," and Section 4, "Withdrawal Rights."

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

  To withdraw previously tendered shares, you must deliver a notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. See Section 4, "Withdrawal Rights."

WHAT DOES SEQUOIA'S BOARD OF DIRECTORS THINK OF THE OFFER?

  We are making the offer pursuant to the merger agreement agreed to among Citrix, us and Sequoia. Sequoia's board of directors has determined that each of the merger agreement, the transaction option agreement, the stockholders agreement, the offer and the merger is advisable and fair to, and in the best interests of, the stockholders of Sequoia. Sequoia's board of directors has approved the execution, delivery and performance of the merger agreement, the transaction option agreement and the stockholders agreement and the completion of the transactions contemplated by those documents, including the offer and the merger, and has recommended that you accept the offer. See the "Introduction" to this Offer to Purchase.

HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

  Yes. Stockholders who hold outstanding shares of Sequoia common stock representing over a majority of the shares of Sequoia common stock outstanding on a fully-diluted basis, which is an amount in excess of the Minimum Tender Condition, have agreed to tender and not withdraw their shares in the offer. See the "Introduction" to this offer to Purchase.

WILL SEQUOIA CONTINUE AS A PUBLIC COMPANY?

  No. If the merger takes place, Sequoia will no longer be publicly owned. Even if the merger does not occur, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares may no longer be eligible to be traded on the Nasdaq National Market or any other securities exchange, there may not be a public trading market for the shares, and Sequoia may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission rules relating to publicly held companies. See Section 7, "Effect of Offer on Market for Shares; Nasdaq National Market Listing; Commission Registration; Margin Regulations."

WILL THE OFFER BE FOLLOWED BY A MERGER IF ALL SHARES OF SEQUOIA SOFTWARE CORPORATION ARE NOT TENDERED IN THE OFFER?

  If we accept for payment and pay for a majority of the shares of Sequoia on a fully-diluted basis, we will be merged with and into Sequoia. If that merger takes place, Citrix will own all of the shares of Sequoia, and all other persons who were stockholders of Sequoia immediately prior to the merger will receive $5.64 per share in cash, or any higher price per share that is paid in the offer. See the "Introduction" to this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

  If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, the number of stockholders and the number of shares of Sequoia that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Sequoia common stock. Also, as described above, Sequoia may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 7, "Effect of Offer on Market for Shares; Nasdaq National Market Listing; Commission Registration; Margin Regulations."

  There are no appraisal rights in connection with the Offer or Merger. See
Section 12, "Purpose of the Offer; The Merger; Plans for Sequoia."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

  On March 20, 2001, the last trading day before we announced the signing of the merger agreement, the last sale price of Sequoia common stock reported on the Nasdaq National Market was $5.00 per share. We encourage you to obtain recent quotations for shares of Sequoia common stock in deciding whether to tender your shares. See Section 6, "Price Range of Shares; Dividends on the Shares."

WHAT ARE THE PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

  The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. See Section 5, "Certain United States Federal Income Tax Consequences" for more detailed information.

TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT THE OFFER?

  You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the information agent for the offer.

To the Holders of Common Stock of
SEQUOIA SOFTWARE CORPORATION:

                                 INTRODUCTION

  Soundgarden Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation ("Citrix"), hereby offers to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Sequoia Software Corporation, a Maryland corporation ("Sequoia"), at a purchase price of $5.64 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (this Offer to Purchase and the Letter of Transmittal, and any amendments or supplements hereto or thereto collectively constitute the "Offer").

  Merger Sub is a corporation newly formed by Citrix in connection with the Offer and the transactions contemplated by the Merger Agreement (as hereinafter defined). For information concerning Merger Sub and Citrix, see
Section 9, "Certain Information Concerning Merger Sub and Citrix."

  Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as hereinafter defined) will not be obligated to pay brokerage fees or commissions with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Tendering stockholders will be obligated to pay stock transfer taxes with respect to the purchase of shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker or other nominee should consult such institution as to whether it charges any service fees because neither Citrix nor Merger Sub will be responsible for those fees. Merger Sub will pay all fees and expenses of HSBC Bank USA (the "Depositary") and Innisfree M&A Incorporated (the "Information Agent") for their respective services in connection with the Offer and the Merger. See
Section 17, "Fees and Expenses."

  Sequoia's board of directors has (a) determined that each of the Merger Agreement, the Transaction Option Agreement, the Stockholders Agreement, the Offer and the Merger is advisable and fair to, and in the best interests of, the stockholders of Sequoia, (b) approved the execution, delivery and performance of the Merger Agreement, the Transaction Option Agreement (as hereinafter defined) and the Stockholders Agreement (as hereinafter defined) and the completion of the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended that the holders of Shares accept the Offer, approve and adopt the Merger Agreement and approve the Merger (if required).

  The board of directors of Sequoia has received the written opinion of Lehman Brothers ("Lehman Brothers"), Sequoia's financial advisor, dated March 20, 2001, that, as of that date, and based on and subject to the various assumptions, limitations and qualifications set forth therein, the $5.64 per Share to be received by the holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders. A copy of that opinion is set forth in full as an exhibit to Sequoia's Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), which is being mailed to Sequoia's stockholders, and stockholders are urged to read the opinion in its entirety.

  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn immediately prior to the expiration of the Offer that number of Shares (the "Minimum Number of Shares") that would represent a majority of the Shares that are then outstanding on a "fully-diluted" basis (in connection with the Offer, "fully-diluted" means after giving effect to the exercise or conversion of all options, warrants and securities exercisable or convertible into or exchangeable for Shares on or before June 30, 2001) (the "Minimum Tender Condition") and (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "Hart-Scott-Rodino Act") having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to the satisfaction of certain other conditions. See Section 15, "Certain Conditions to Merger Sub's Obligations."

  Citrix, Merger Sub and Sequoia entered into an Agreement and Plan of Merger dated as of March 20, 2001 (the "Merger Agreement"). The Merger Agreement provides for the commencement by Merger Sub of the Offer.

Provided sufficient Shares are acquired by Merger Sub, and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Sequoia (the "Merger"), with Sequoia continuing as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of Citrix. In the event Merger Sub acquires at least 90% of the Shares, Merger Sub will complete a short-form merger pursuant to Section 3-106 of the General Corporation Law of the State of Maryland (the "MGCL") and
Section 253 of the General Corporation Laws of the State of Delaware (the "DGCL") in order to effect the Merger. If Merger Sub is unable to acquire at least 90% of the Shares, but does acquire at least the Minimum Number of Shares and the Merger Agreement has not been terminated in accordance with its terms, Sequoia will hold a stockholders meeting in accordance with the MGCL in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Citrix and Merger Sub and any of their subsidiaries or affiliates will be voted to approve the Merger. At the time when the Merger becomes effective (the "Effective Time"), each remaining outstanding Share (other than Shares owned by Citrix, Merger Sub or Sequoia immediately prior to the Effective Time) will be converted automatically into the right to receive the Offer Price. See Section 12, "Purpose of the Offer; The Merger; Plans for Sequoia." Pursuant to the Transaction Option Agreement, Sequoia has granted Citrix an irrevocable option to purchase up to a number of Shares equal to 19.9% of the Shares outstanding (before Citrix's exercise of the option) exercisable if, after giving effect to Citrix's exercise of the option and as a result of such exercise, Citrix and Merger Sub will collectively own at least 90.1% of the Shares on a fully-diluted basis.

  Based on information provided by Sequoia to Citrix, as of March 19, 2001, there were 32,816,557 Shares outstanding on a fully-diluted basis. Based on the foregoing, Merger Sub believes that on a fully-diluted basis approximately 16,408,279 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Tender Condition to be satisfied. See Section 1, "Terms of the Offer; Expiration Date." Stockholders who hold 17,187,553 outstanding Shares, an amount in excess of the Minimum Tender Condition, have agreed to tender and not withdraw their Shares in the Offer. The number of Shares required to be validly tendered and not withdrawn in order to satisfy the Minimum Tender Condition will decrease to the extent Citrix or Merger Sub acquires Shares outside the Offer and will increase to the extent additional Shares were or are issued by Sequoia after March 19, 2001. Sequoia's ability to issue, sell or authorize any new Shares or rights, warrants or options to acquire any new Shares, is limited by the terms of the Merger Agreement.

  Concurrently with the execution and delivery of the Merger Agreement, Citrix and Merger Sub entered into a Stockholders Agreement dated March 20, 2001 (the "Stockholders Agreement") with Sequoia and Baker Communications Fund, L.P., Anthem Capital, L.P., Flanders Language Valley Fund, C.V.A., Anil Sethi, Marc
E. Rubin, Richard C. Faint, Jr., Kenneth E. Tighe, Mark A. Wesker, Gregory G. Heard and Jack F. Schuster and certain of their affiliates and related trusts (together, the "Stockholders"). As of March 19, 2001, the Stockholders held an aggregate of 17,187,553 Shares and, based on information provided to Citrix from Sequoia, also held options, warrants or other securities convertible into or exercisable on or before June 30, 2001 for an aggregate of 583,200 Shares. Pursuant to the Stockholders Agreement, the Stockholders have, among other things, agreed to validly tender and not withdraw their Shares and to vote the Shares held by them in favor of the Merger, the execution and delivery of the Merger Agreement and the actions contemplated thereby at any meeting of the holders of Common Stock and have granted a proxy to Citrix with respect to their Shares, which permits Citrix to vote the Shares at any meeting for the Merger and as further set forth in the Stockholders Agreement. For purposes of this Offer to Purchase, any reference to beneficial ownership of Citrix or Merger Sub of Shares or similar references shall exclude Shares subject to the Stockholders Agreement.

  In addition, also concurrently with the execution and delivery of the Merger Agreement, Citrix and Sequoia entered into a Transaction Option Agreement dated as of March 20, 2001 (the "Transaction Option Agreement") pursuant to which Sequoia granted Citrix an irrevocable option, exercisable after Citrix or Merger Sub has purchased Shares pursuant to the Offer, to purchase up to 19.9% of the total Shares (before Citrix's exercise of the option) outstanding if, after giving effect to the exercise of the option and as a result of such exercise, the number of Shares then owned by Citrix and Merger Sub represents at least 90.1% of the Shares outstanding on a fully-diluted basis. The Transaction Option Agreement will terminate upon the earlier of the Effective Time or termination of the Merger Agreement for any reason.

                                   THE OFFER

  This Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

1. TERMS OF THE OFFER; EXPIRATION DATE.

  Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Merger Sub will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 4, "Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, April 25, 2001, unless Merger Sub shall have extended the period of time for which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Merger Sub (other than any extension with respect to a Subsequent Offering Period, described below), shall expire.

  EXTENSION OF OFFER. Pursuant to the Merger Agreement, if at the then scheduled Expiration Date any of the conditions to the Offer described in
Section 15, "Certain Conditions to Merger Sub's Obligations" (collectively, the "Offer Conditions"), has not been satisfied, Merger Sub, with the prior written consent of Sequoia which consent shall not be unreasonably withheld, may cause the Offer to be extended for mutually agreed upon extension periods until such condition or conditions to the Offer have been satisfied or waived. Merger Sub may, without the consent of Sequoia, extend the Offer (i) for any period required by the applicable rules and regulations of the Commission, and
(ii) for successive extension periods of not more than three (3) business days for an aggregate of not more than six (6) business days if at the scheduled expiration date or any extension thereof the number of Shares validly tendered and not withdrawn is a number of Shares which, together with Shares then owned by Citrix or Merger Sub, represents more than 60% but less than 71% of the Shares outstanding on a fully-diluted basis. Merger Sub's rights and obligations to extend the Offer as described in this paragraph are subject to Citrix's and Sequoia's rights to terminate the Merger Agreement. Subject to the foregoing restrictions, Merger Sub reserves the right (but will not be obligated), in its reasonable discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Merger Sub will exercise its right to extend the Offer.

  SUBSEQUENT OFFERING PERIOD. Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), permits Merger Sub, subject to certain conditions, to provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three (3) business days to 20 business days in length, beginning after Merger Sub purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Under the terms of the Merger Agreement, Merger Sub may provide for a Subsequent Offering Period without the consent of Sequoia. During a Subsequent Offering Period, Merger Sub will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

  MODIFICATION OF OFFER; WAIVER OF OFFER CONDITIONS. In the Merger Agreement, Citrix and Merger Sub have expressly reserved the right to amend or modify the terms of the Offer, except that neither Citrix nor Merger Sub may, without the prior written consent of Sequoia, (i) decrease the Offer Price or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer, (iii) impose additional conditions to the Offer, (iv) waive the Minimum Tender Condition, or (v) amend any term of the Offer in any manner materially adverse to holders of Shares.

  DELAY OR TERMINATION OF OFFER. The Merger Agreement provides that, subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions as of any then scheduled Expiration Date, Merger Sub shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer. Other than as required by the Merger Agreement, and subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) under the Exchange Act, Merger Sub expressly reserves the right, in its reasonable discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment pending the receipt of required governmental consents), or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the failure of any of the Offer Conditions, by giving oral followed by written notice of such delay or termination to the Depositary.

  SATISFACTION OF OFFER CONDITIONS. The Offer is conditioned upon satisfaction of the Minimum Tender Condition. The Offer is also subject to other terms and conditions. See Section 15, "Certain Conditions to Merger Sub's Obligations." As described in the "Introduction" to this Offer to Purchase, Merger Sub believes the Minimum Number of Shares is approximately 16,408,279. Stockholders who hold 17,187,553 outstanding Shares, an amount in excess of the Minimum Number of Shares, have agreed to tender and not withdraw their Shares in the Offer, and it is therefore likely that the Minimum Tender Condition will be met. If the Minimum Tender Condition or any other Offer Condition has not been satisfied by 12:00 midnight, New York City time, on Friday, April 25, 2001 (or any other time then set as the Expiration Date), Merger Sub may elect (i) subject to the qualifications described above with respect to the extension of the Offer, to extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) subject to complying with applicable rules and regulations of the Commission and the terms of the Merger Agreement (including, if necessary, obtaining the prior written consent of Sequoia), to waive all unsatisfied Offer Conditions (except the Minimum Tender Condition) and accept for payment all Shares so tendered and not extend the Offer, (iii) subject to the terms of the Merger Agreement, to amend the Offer, or (iv) subject to the terms of the Merger Agreement, to terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders if certain events or conditions described in the Merger Agreement have occurred.

  PUBLIC ANNOUNCEMENTS. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, or termination or amendment of the Offer, or waiver of an Offer Condition, will be followed, as promptly as practicable, by a public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Merger Sub under such rule or the manner in which Merger Sub may choose to make any public announcement, Merger Sub currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filings with the Commission.

  MATERIAL CHANGES. If Merger Sub makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Merger Sub will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price, in the percentage of securities sought or in a dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price, in the percentage of securities sought or in a dealer's soliciting fee, a minimum ten (10) business day period is generally required to allow for adequate dissemination to stockholders and investor response.

  DISSEMINATIONS TO STOCKHOLDERS. Sequoia has provided Merger Sub with Sequoia's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record owners of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  BUSINESS DAY. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after expiration of the Offer. As discussed below, subject to compliance with Rule 14e-l(c) under the Exchange Act, Merger Sub expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16, "Certain Regulatory and Legal Matters."

  For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Merger Sub gives oral followed by written notice to the Depositary of Merger Sub's acceptance of such Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Merger Sub and transmitting such payment to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Merger Sub's obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in
Section 3, "Procedures for Tendering Shares," (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as hereinafter defined), and (iii) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against the participant.

  If, for any reason whatsoever (including the extension of the Offer), acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed, or Merger Sub is unable to accept for payment, or pay for, Shares tendered pursuant to the Offer, then, without prejudice to Merger Sub's rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4, "Withdrawal Rights." However, the ability of Merger Sub to delay the payment for Shares that Merger Sub has accepted for payment is limited by (i) Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer (without affecting Merger Sub's right to pay for Shares tendered during any Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act), and (ii) the terms of the Merger Agreement, which requires that, subject to the terms thereof and of the Offer and the satisfaction or earlier waiver of all the Offer Conditions as of any then scheduled Expiration Date, Merger Sub shall accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after expiration of the Offer. Subject to compliance with Rule 14d-11 under the Exchange Act, Merger Sub expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15, "Certain Conditions to Merger Sub's Obligations." Under no circumstances will interest be paid on the Offer Price to be paid by Merger Sub, regardless of any extension of the Offer or any delay in making such payment.

  If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer because of an invalid tender or for any other reason, or if certificates are submitted evidencing more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility pursuant to the provisions of Section 3, "Procedures for Tendering Shares," such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

  If, prior to the Expiration Date, Merger Sub increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

  Merger Sub reserves the right to transfer or assign from time to time, in whole or in part, to one or more direct or indirect wholly owned subsidiaries of Citrix, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURES FOR TENDERING SHARES.

  VALID TENDERS. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or an Agent's Message in the case of a book-entry delivery) and any other required documents must be received by the Depositary at one of its addresses set forth on the Letter of Transmittal prior to the Expiration Date. In addition, either
(i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfers set forth below (and a Book-Entry Confirmation received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

  The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder, and Shares will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

  BOOK-ENTRY TRANSFER. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or an Agent's Message in the case of a book-entry delivery) and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on Letter of Transmittal prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  SIGNATURE GUARANTEE. No signature guarantee is required on the Letter of Transmittal if the Shares tendered thereby are tendered (i) by the registered holder of Shares (which term, for such purposes, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) who has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange registered under Section 6 of the Exchange Act, by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other "Eligible Guarantor Institution," as defined in Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed instruments of transfer (such as stock powers), in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or instrument of transfer guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

  GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfers cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

    (i) the tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Merger Sub herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

    (iii) the certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all tendered Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or an Agent's Message in connection with a book-entry delivery of Shares), and (iii) any other documents required by the Letter of Transmittal. Accordingly, in certain circumstances, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Merger Sub.

  BACKUP UNITED STATES FEDERAL INCOME TAX WITHHOLDING. To prevent United States federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or establish another basis for exemption from backup withholding. See Instruction 10 to the Letter of Transmittal.

  DETERMINATIONS OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Merger Sub, in its reasonable discretion, and its determination will be final and binding on all parties. Merger Sub reserves the absolute right to reject any or all tenders of any Shares (i) that are determined by it not to be in proper form or (ii) the acceptance for payment of or payment for which may, in the opinion of Merger Sub or its counsel, be unlawful. Merger Sub also reserves the absolute right, in its reasonable discretion, to waive any of the Offer Conditions (other than as prohibited by the Merger Agreement, as described in Section 1, "Terms of the Offer; Expiration Date") or any defect or irregularity in the tender of any Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Merger Sub. None of Merger Sub, Citrix, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Merger Sub's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding on all parties.

  APPOINTMENT. By executing the Letter of Transmittal as set forth above, a tendering stockholder will irrevocably appoint John P. Cunningham and Daniel
P. Roy as the attorneys-in-fact and proxies of such stockholder in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after March 20, 2001), including, without limitation, the right to vote such Shares in such a manner as such designees or their substitutes shall, in their reasonable discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Merger Sub accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Merger Sub will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their reasonable judgment deem proper. Merger Sub reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting rights with respect to such Shares, including voting at any meeting of stockholders then or thereafter scheduled.

  The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (a) the stockholder has full power and authority to tender, sell, assign and transfer the Shares tendered and that, when the tendered Shares are accepted for payment and paid for by Merger Sub, Merger Sub will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances including irrevocable proxies and (b) the Shares tendered by the stockholder will not be subject to any adverse claim. Merger Sub's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Merger Sub upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

  Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedure set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn, pursuant to Section 14(d)(5) of the Exchange Act, at any time after May 27, 2001.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or received via the facsimile number set forth on the Letter of Transmittal. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfers set forth in Section 3, "Procedures for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3, "Procedures for Tendering Shares," at any time prior to the Expiration Date or during the Subsequent Offering Period, if any.

  Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

  If Merger Sub extends the Offer, or if purchase of or payment for Shares is delayed for any reason, or if Merger Sub is unable to purchase or pay for Shares for any reason, then, without prejudice to Merger Sub's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Merger Sub and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-l(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer, and subject to Merger Sub's obligations under the Merger Agreement. See Section 2, "Acceptance for Payment and Payment for Shares."

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Merger Sub, in its reasonable discretion, and its determination will be final and binding on all parties. None of Merger Sub, Citrix, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

  The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address holders of Shares in whose hands Shares are not capital assets, holders who hold Shares as part of a hedging, "straddle," conversion or other integrated transaction, holders who received Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation, holders of restricted shares received as compensation, or holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address any aspect of state, local or foreign taxation or estate and gift taxation.

  The United States federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Sequoia. Because individual circumstances may differ, each holder of Shares should consult such holder's own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws. The following summary assumes that (i) Sequoia is not a "collapsible corporation" within the meaning of Section 341(b)(1) of the Code, and (ii) the Shares do not constitute "qualified small business stock" within the meaning of Section 1202(c) of the Code.

  The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, for United States federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. If the Shares exchanged constitute capital assets in the hands of the stockholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the holding period for the Shares exceeds one year. If the holding period for the Shares is one year or less, capital gains recognized by an individual will be treated as short term capital gains, and will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of capital losses.

  Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if a holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign stockholders if such foreign stockholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult such stockholder's own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

  All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Merger Sub and the Depositary). Foreign stockholders should complete and sign the main signature form and a statement, signed under penalties of perjury, attesting to that stockholder's exempt status (such forms can be obtained from the Depositary), in order to avoid backup withholding.

6. PRICE RANGE OF SHARES; DIVIDENDS ON THE SHARES.

  According to Sequoia's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 (the "Sequoia 10-Q") and information supplied by Sequoia, the Shares were approved for listing on the Nasdaq National Market under the symbol "SQSW" on May 11, 2000. In May 2000, Sequoia completed its initial public offering of 4,200,000 Shares at a price of $8.00 per Share.

  Pursuant to the Merger Agreement, Sequoia has agreed that, without the prior written consent of Citrix, it will not declare, set aside or pay any dividend or other distribution on any shares of capital stock of Sequoia.

  The following table sets forth the high and low sales prices per Share on the Nasdaq National Market since Sequoia's initial public offering, for the periods indicated, as reported in published financial sources.

                                                    High   Low
                                                   ------ -----
   Second Quarter, 2000 (ended June 30, 2000)      $17.13 $6.00
   Third Quarter, 2000 (ended September 30, 2000)  $19.50 $5.56
   Fourth Quarter, 2000 (ended December 31, 2000)  $ 7.13 $1.66
   First Quarter, 2001 (through March 20, 2001)    $ 5.50 $1.94

  On March 20, 2001, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share on the Nasdaq National Market was $5.00. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from Sequoia, including the materials referred to in Section 8, "Certain Information Concerning Sequoia."

7. EFFECT OF OFFER ON MARKET FOR SHARES; NASDAQ NATIONAL MARKET LISTING; COMMISSION REGISTRATION; MARGIN REGULATIONS.

  MARKET FOR THE SHARES. The purchase of Shares by Merger Sub pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Merger Sub. Citrix and Merger Sub cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

  NASDAQ NATIONAL MARKET LISTING; COMMISSION REGISTRATION. The Shares are currently listed and traded on the Nasdaq National Market, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers, Inc. for continued inclusion on the Nasdaq National Market. The maintenance for continued inclusion requires Sequoia to substantially meet one of two maintenance standards. Sequoia must have either (1)(a) at least 750,000 publicly held shares, (b) at least 400 shareholders of round lots, (c) a market value of at least $5 million, (d) a minimum bid price per Share of $1.00, (e) at least two registered and active market makers for its Shares and
(f) net tangible assets of at least $4 million, or (2)(a) at least, 1,100,000 publicly held shares, (b) at least 400 shareholders of round lots, (c) a market value of at least $15 million, (d) either (i) a market capitalization of at least $50 million or (ii) total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years, (e) a minimum bid price per Share of $5.00 and (f) at least four registered and active market makers. For purposes of continued inclusion, shares held directly or indirectly by directors, officers or beneficial owners or more than 10% of the Shares are not considered to be publicly held.

  If the Nasdaq National Market were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of a public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act (discussed below) and other factors.

  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Sequoia to the Commission if the Shares are neither listed on a national securities exchange nor held of record by 300 or more persons. If such registration were terminated, Sequoia would no longer be legally required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the officers, directors and 10% stockholders of Sequoia would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of Section 16(b) of the Exchange Act or the proxy statement requirements of Section 14(a) of the Exchange Act in connection with stockholders' meetings; and the Shares would no longer be eligible for Nasdaq National Market reporting or for continued inclusion on the "margin list" of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Furthermore, if such registration were terminated, persons holding "restricted securities" of Sequoia could be deprived of their ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

  In the Merger Agreement, Sequoia has agreed to use its reasonable efforts to cause the Shares to be delisted from the Nasdaq National Market and de-registered under the Exchange Act as soon as practicable following the Effective Time. However, Merger Sub intends to cause Sequoia to seek delisting of the Shares from the Nasdaq National Market and to cause Sequoia to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be reported on the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the completion of the Merger.

  MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit by using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. CERTAIN INFORMATION CONCERNING SEQUOIA.

  Except as specifically set forth herein, the information concerning Sequoia contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Neither Citrix nor Merger Sub has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Citrix nor Merger Sub assumes any responsibility for the accuracy or completeness of the information concerning Sequoia, whether furnished by Sequoia or contained in such documents and records, or for any failure by Sequoia to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Citrix and Merger Sub.

  Sequoia is a Maryland corporation with its principal executive offices located at 8890 McGaw Road, Columbia, MD 21045, telephone number (410) 715-0206. According to Sequoia 10-Q, Sequoia is a leading provider of XML-based Internet infrastructure software for creating interactive e-business portals.

  Set forth below is certain selected historical consolidated financial information with respect to Sequoia and its subsidiaries excerpted or derived from the audited consolidated financial statements presented in Sequoia 10-Q. More comprehensive financial information is included in those documents and in other documents filed by Sequoia with the Commission (which documents may be inspected or obtained in the manner set forth below), and the following summary is qualified in its entirety by reference to those materials and all of the financial information and notes contained therein or incorporated therein by reference.

                         SEQUOIA SOFTWARE CORPORATION

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
              (In Thousands, Except Share and Per Share Amounts)

                                                       Nine Months Ended
                                                         September 30,
                                                    -------------------------
                                                        2000          1999
                                                    -------------  ----------
                                                          (unaudited)
Revenues                                              13,651,479    5,014,567
Cost of revenues                                       3,207,990    3,179,255
Gross profit                                          10,443,489    1,835,312
Operating expenses                                    24,880,085    7,897,857
Loss from operations                                 (14,436,596)  (6,062,545)
Other income (expense)
  Interest expense                                      (158,772)    (290,899)
  Other income, net                                      909,518       12,788
Net loss                                             (13,685,850)  (6,340,656)
Accretion of Series A redeemable convertible
 preferred stock to estimated mandatory redemption
 value                                               (16,129,664)         --
Accretion of Series B redeemable convertible
 preferred stock to estimated mandatory redemption
 value                                               (19,295,904)    (391,494)
Accretion of Series C redeemable convertible
 preferred stock to estimated mandatory redemption
 value                                               (48,829,933)         --
Accretion of Series D redeemable convertible
 preferred stock to estimated mandatory redemption
 value                                               (12,790,838)         --
Net loss attributable to common stockholders        (110,732,189)  (6,732,150)
Basic and diluted loss per common share
 attributable to common stockholders                       (5.81)       (1.48)

                                                    September 30,
                                                        2000
                                                    -------------
                                                     (Unaudited)
Total current assets                                  42,702,722
Total assets                                          51,957,148
Total current liabilities                              4,314,215
Total liabilities                                      5,159,111
Total stockholders' equity (deficit)                  46,798,037

  AVAILABLE INFORMATION. Sequoia is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Information as of particular dates concerning Sequoia's directors and officers, their remuneration, stock options granted to them, the principal holders of Sequoia's securities, any material interests of such persons in transactions with Sequoia, and other matters is required to be disclosed in proxy statements distributed to Sequoia's stockholders and filed with the Commission. Such reports, proxy statements, and other information should be available for inspection at the Commission's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies should be obtainable upon payment of the Commission's customary charges by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

9. CERTAIN INFORMATION CONCERNING MERGER SUB AND CITRIX.

  INFORMATION CONCERNING MERGER SUB. Merger Sub, a Delaware corporation, was recently incorporated for the purpose of making the Offer and consummating the Merger. All of the outstanding capital stock of Merger Sub is owned by Citrix. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Since Merger Sub is newly formed and has minimal assets and capitalization, no meaningful financial information is available for it. Merger Sub is not subject to the informational filing requirements of the Exchange Act.

  The principal executive offices of Merger Sub are located at 6400 N.W. 6th Way, Ft. Lauderdale, Florida 33309, telephone number (954) 267-3000. The name, business address, past and present principal occupations and citizenship of each of the directors and executive officers of Merger Sub are set forth in Annex I to this Offer to Purchase.

  INFORMATION CONCERNING CITRIX. Citrix, a Delaware corporation, is a leading supplier of application delivery and management software and services that enable the effective and efficient enterprise-wide deployment and management of applications, including those designed for Microsoft Corporation Windows(R) operating systems and UNIX(R) operating systems. Citrix's products permit organizations to deploy and management applications without regarding to location, network connection, or type of client hardware platform. These products utilize Citrix's Independent Computing Architecture (ICA(R)), which allows an application's graphical user interface to be displayed on a client while its logic is executed on a server, thereby providing a manageable and bandwidth-efficient solution. Citrix was incorporated in April 1989, and shipped its initial products in 1991. At the end of 2000, Citrix and its consolidated subsidiaries had approximately 1,400 employees worldwide.

  The principal executive offices of Citrix are located at 6400 N.W. 6th Way, Ft. Lauderdale, Florida 33309, telephone number (954) 267-3000. The name, business address, past and present principal occupations and citizenship of each of the directors and executive officers of Citrix are set forth in Annex I to this Offer to Purchase.

  Except as set forth in this Offer to Purchase:

    (i) none of Citrix nor Merger Sub nor, to the best knowledge of Citrix and Merger Sub, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Sequoia;

    (ii) none of Citrix nor Merger Sub nor, to the best knowledge of Citrix and Merger Sub, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, has effected any transaction in the Shares or any other equity securities of Sequoia during the past 60 days;

    (iii) since March 1, 1999, there have been no negotiations, transactions or material contacts between any of Citrix, Merger Sub or any of their respective subsidiaries, including, to the best knowledge of Citrix and Merger Sub, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Sequoia or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Sequoia, any election of directors of Sequoia, or any sale or other transfer of a material amount of assets of Sequoia; and

    (iv) since March 1, 1999, there have been no transactions between any of Citrix, Merger Sub or any of their respective subsidiaries, including, to the best knowledge of Citrix and Merger Sub, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Sequoia or any of its executive officers, directors or affiliates, on the other hand, except as disclosed in Section 11, "Background of Offer."

  Except as disclosed in Section 11, "Background of Offer," neither Citrix nor Merger Sub had any relationship with Sequoia prior to the commencement of the discussions which led to the execution of the Merger Agreement. Each of Citrix and Merger Sub disclaims that it is an "affiliate" of Sequoia within the meaning of Rule 13e-3 under the Exchange Act.

  Citrix is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Information as of particular dates concerning Citrix's directors and officers, their remuneration, stock options granted to them, the principal holders of Citrix's securities, any material interests of such persons in transactions with Citrix, and other matters is required to be disclosed in proxy statements distributed to Citrix's stockholders and filed with the Commission. Such reports, proxy statements, and other information should be available for inspection and copies should be attainable at the offices of the Commission in the same manner as set forth with respect to Sequoia in Section 8, "Certain Information Concerning Sequoia-Available Information." In addition, stockholders of Sequoia may also obtain copies of Citrix's most recent Annual Report by contacting Investor Relations at Citrix's principal executive offices set forth above or by calling (888) 595-CTXS.

10. SOURCE AND AMOUNT OF FUNDS.

  If all Shares are tendered and purchased by Merger Sub in the Offer, the aggregate purchase price for Shares, outstanding vested options and exercisable warrants of Sequoia will be approximately $184.6 million. In the Merger Agreement, Citrix has agreed to provide or cause to be provided to Merger Sub the funds necessary to pay for all Shares that Merger Sub becomes obligated to purchase in the Offer. Citrix, in turn, would obtain such funds from working capital and various types of intercompany transfers. No part of such funds are, or are expected to be, borrowed, directly or indirectly, from any third-party for purposes of the transaction. The Offer is not conditioned on Merger Sub or Citrix obtaining any financing.

11. BACKGROUND OF OFFER.

  On October 13, 2000, Citrix and Sequoia entered into a license agreement pursuant to which Citrix granted Sequoia a product and trademark license to demonstrate and market Citrix(R) NFuse(TM) portal software in connection with Sequoia's products and services. The parties agreed to cooperate in joint marketing and development of their respective products, and Sequoia agreed to become a member of Citrix's business alliance program.

  In December 2000, Sequoia began considering various potential alternatives, including possible business combinations involving Sequoia and other corporations. In light of market conditions, Sequoia sought strategic partners with adequate resources to assist Sequoia in strengthening its position in the portal market.

  On December 14, 2000, at the request of Sequoia, Richard C. Faint, Jr., Chief Executive Officer; Mark A. Wesker, President and Chief Operating Officer; and Paul Martin, Chief Technology Officer, all officers of Sequoia, met with representatives of Citrix at Citrix's corporate offices to discuss the general business relationship between the companies. Attending the meeting on behalf of Citrix were Mark B. Templeton, President; David A.G. Jones, Senior Vice President, Corporate Development; David Weiss, Vice President, Marketing; Scott Herren, Vice President, Mergers and Acquisitions; and Mr. Stergiades.

  In January 2001, Sequoia engaged Lehman Bothers to act as its financial advisor to assist with the identification and evaluation of potential strategic transactions.

  On February 2, 2001, Sequoia's board of directors met with representatives of Lehman Brothers and Fenwick & West LLP, outside legal counsel to Sequoia, to discuss the process of evaluating strategic alternatives. At this meeting, the board formed a strategic transaction committee consisting of Lawrence A. Bettino, William

M. Gust II, Jonathan I. Grabel and Messrs. Faint and Wesker, for the purpose of reviewing the progress of strategic initiatives and reporting on significant developments to Sequoia's board.

  During February 2001, Lehman Brothers selectively contacted potential strategic partners and acquirors for Sequoia and conducted preliminary meetings.

  On February 12, 2001, at the request of Sequoia, Messrs. Faint, Wesker, Martin and Craig of Sequoia met with Messrs. Templeton, Jones, Weiss, Herren and Stergiades of Citrix at the corporate offices of Citrix to further discuss a business relationship between the parties. Representatives of Lehman Brothers were also in attendance.

  On February 20, 2001, Messrs. Faint, Wesker, Martin and Craig; and Gregory
G. Heard, Chief Financial Officer; William S. Brennan, Executive Vice President, Corporate Development; and Bryan Caporlette, Executive Vice President, Strategic Technology of Sequoia met with Messrs. Weiss, Herren and Stergiades; and Scott Kinnear, Vice President, Product Development of Citrix at the corporate offices of Sequoia to discuss a potential acquisition by Citrix of Sequoia, including product synergies, financial projections and software architecture. Representatives of Lehman Brothers were also in attendance.

  On February 27, 2001, the board of directors of Citrix met via telephonic conference call. Officers of Citrix discussed the opportunities for Citrix in the portal market and presented an overview of Sequoia, including a review of Sequoia's technology, finances and operations. After discussion, the board approved management commencing negotiations regarding a strategic transaction with Sequoia and to engage the services of an investment banking firm.

  On the same date, Sequoia's strategic transaction committee held a meeting to review the status of contacts with various potentially interested strategic partners for Sequoia, including Citrix.

  On March 1, 2001, Citrix and Sequoia signed a Mutual Non-Disclosure Agreement (the "Non-Disclosure Agreement") pursuant to which the parties agreed to refrain from disclosure of confidential information shared between the parties and to negotiate exclusively for a defined period.

  On March 2, 2001, Citrix retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to serve as financial advisor for the proposed strategic transaction with Sequoia.

  On the same date, representatives of Citrix, representatives of Testa, Hurwitz & Thibeault, LLP, outside counsel to Citrix, and Ernst & Young, LLP, accountants to Citrix, met in the data room at the offices of Fenwick & West in Washington D.C. to conduct additional legal and financial due diligence. Representatives of Lehman Brothers were also in attendance. Diligence review and preliminary discussions between the parties continued over the following days.

  On March 5, 2001, additional representatives of Citrix met with representatives of Sequoia at Sequoia's corporate headquarters to conduct due diligence and begin discussions regarding corporate integration.

  On March 7, 2001, Sequoia's strategic transaction committee met with representatives of Lehman Brothers and Fenwick & West to review the status of due diligence and the negotiations with Citrix.

  On March 9, 2001, at the request of Citrix, John P. Cunningham, Chief Financial Officer of Citrix, and Messrs. Faint and Wesker met at Sequoia's corporate offices and discussed various structures for a proposed acquisition of Sequoia by Citrix.

  On March 10, 2001, Sequoia's strategic transaction committee again met with representatives of Lehman Brothers and Fenwick & West to discuss the progress of the proposed transaction with Citrix. Later that day, representatives of Citrix, including representatives from Testa, Hurwitz & Thibeault and Merrill Lynch, met with representatives of Sequoia, including Fenwick & West and Lehman Brothers, to discuss proposed terms for an acquisition of Sequoia by Citrix.

  On March 11, 2001 Sequoia's board of directors met to review the progress of the strategic transaction discussions. Sequoia's legal counsel and financial advisor reviewed with the board their discussions with their Citrix counterparts and discussed the open transaction terms to be negotiated.

  From March 14 through March 20, 2001, the parties, assisted by their respective legal counsel and financial advisors, negotiated the terms of the definitive Merger Agreement and related transaction agreements.

  On March 16, 2001, the board of directors of Citrix met via telephonic conference call. Officers of Citrix summarized the status of negotiations with Sequoia to date. Representatives of Merrill Lynch provided an overview of the proposed structure for an acquisition of Sequoia via an all-cash tender offer to the stockholders of Sequoia. Officers of Citrix summarized proposed marketing messages and plans for integrating Sequoia's operations with that of Citrix. After discussion, the board requested that management continue negotiations regarding an acquisition of Sequoia. Pending satisfactory resolution of a number of open issues, and subject to negotiation, execution and delivery of certain agreements related to the Offer and Merger, the board approved an acquisition of Sequoia on terms substantially similar to those presented at the meeting.

  On March 18, 2001, Sequoia's board of directors met with its financial advisors and legal counsel to review in detail the terms of the proposed transaction. Representatives of Lehman Brothers provided the board with a detailed financial analysis of the proposed transaction, and a representative of Fenwick & West reviewed with the board the specific terms of the various transaction documents.

  On March 19 and 20, 2001, representatives of Citrix and Sequoia met to resolve the remaining open transaction issues.

  On March 20, 2001, Sequoia's board of directors met to review the final terms of the proposed transaction with Citrix. At this meeting, Lehman Brothers rendered its opinion that the proposed Citrix transaction was fair to Sequoia's stockholders from a financial point of view. After discussion, Sequoia's board voted to approve the Offer and the Merger and the Merger Agreement, the Transaction Option Agreement and the Stockholders Agreement.

  In the evening of March 20, 2001, Citrix, Merger Sub and Sequoia executed the Merger Agreement, Citrix and Sequoia executed the Transaction Option Agreement and Citrix, Merger Sub and certain stockholders of Sequoia executed the Stockholders Agreement. In addition, Messrs. Faint, Wesker and Martin each entered into an employment agreement with Citrix, effective at the time of the Merger.

  Prior to the opening of the financial markets on March 21, 2001, Citrix and Sequoia issued a joint press release announcing the execution of the Merger Agreement. Citrix filed a Schedule TO-C and Sequoia filed a Schedule 14D-9C with the Securities and Exchange Commission, each incorporating the joint press release.

12. PURPOSE OF THE OFFER; THE MERGER; PLANS FOR SEQUOIA.

  PURPOSE. The purpose of the Offer and the Merger is for Merger Sub to acquire control of, and the entire equity interest in, Sequoia. The purpose of the Merger is for Merger Sub to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, Sequoia will become a wholly owned subsidiary of Citrix. The Offer is being made pursuant to the Merger Agreement.

  NO ASSURANCE. There can be no assurance that the Merger will take place, although each party has agreed in the Merger Agreement to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, because the Merger is subject to certain conditions, some of which are beyond the control of either Citrix or Sequoia. Since Citrix's ultimate objective is to acquire ownership of all the Shares, if the Merger does not take place, Citrix would consider the acquisition, whether directly or through an affiliate, of Shares through private or open market purchases, or subsequent tender offers or a different type of merger or other combination of Sequoia with

Merger Sub or an affiliate or subsidiary thereof, or by any other permissible means deemed advisable by it. Any of those possible transactions might be on terms the same as, or more or less favorable than, those of the Offer or the Merger.

  APPROVAL. Under MGCL and Sequoia's articles of incorporation, the approval of the board of directors of Sequoia and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The board of directors of Sequoia has unanimously (except for members of the board of directors who have properly recused themselves): (a) determined that each of the Merger Agreement, the Transaction Option Agreement, the Stockholders Agreement, the Offer and the Merger is advisable and fair to and in the best interests of the stockholders of Sequoia, (b) approved the execution, delivery and performance of the Merger Agreement, the Transaction Option Agreement and the Stockholders Agreement and the completion of the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended that holders of Shares accept the Offer, approve and adopt the Merger Agreement and approve the Merger (if required). Unless the Merger is consummated pursuant to the short-form merger provisions of MGCL and DGCL described below, the only remaining required corporate action of Sequoia is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Tender Condition is satisfied, Merger Sub will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, without the affirmative vote of any other stockholders. Regarding any approvals necessary under the laws of other states, see Section 16, "Certain Regulatory and Legal Matters--State Takeover Laws."

  STOCKHOLDER MEETINGS. In the Merger Agreement, Sequoia has agreed, that after consummation of the Offer, in the event Merger Sub acquires less than 90% of the Shares, Sequoia will, as soon as practicable, duly call, give notice of, convene and hold a meeting of the stockholders for the purpose of approving the Merger Agreement and the transactions contemplated thereby. The board of directors of Sequoia, after considering its fiduciary duties under applicable law following consultation with counsel, has resolved to recommend the approval and adoption of this Agreement and the approval of the Merger by the holders of Shares. Citrix and Merger Sub have agreed that they will, and will direct the members of Sequoia's board of directors designated by Citrix and Merger Sub to, take all actions and do all things necessary or advisable to cause the Merger to occur as promptly as practicable pursuant to the terms of the Merger Agreement. At any such meeting, all of the Shares then owned by Citrix or Merger Sub will be voted to approve the Merger and the Merger Agreement. Notwithstanding the foregoing, if Merger Sub acquires at least 90% of the outstanding Shares, then the parties will, at the request of Merger Sub, take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 3-106 of the MGCL and Section 253 of the DGCL, as soon as practicable, without a meeting of Sequoia's stockholders. See "--Short-Form Merger."

  BOARD REPRESENTATION. For a description of Merger Sub's rights under the Merger Agreement to designate directors of Sequoia, see Section 13, "The Transaction Documents--The Merger Agreement--Board of Directors." Citrix currently intends to designate a majority of the directors of Sequoia following consummation of the Offer. It is currently anticipated that Citrix will designate such persons listed on Annex I as Citrix shall determine to serve as the directors of Sequoia following consummation of the Offer. Merger Sub expects that such representation would permit Merger Sub to exert substantial influence over Sequoia's conduct of its business and operations.

  SHORT-FORM MERGER. Under Section 3-106 of the MGCL and Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Merger Sub will be able to approve the Merger without a vote of Sequoia's stockholders. In such event, Citrix and Merger Sub anticipate that they will take, and the parties to the Merger Agreement have agreed, at the request of Merger Sub, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of Sequoia's stockholders. If, however, Merger Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of Sequoia's stockholders is required under MGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the

Transaction Option Agreement, Sequoia has granted Citrix an irrevocable option to purchase up to a number of Shares equal to 19.9% of the Shares outstanding (before Citrix's exercise of the option) exercisable if, after giving effect to Citrix's exercise of the option and as a result of such exercise, Citrix and Merger Sub will collectively own at least 90.1% of the shares of Common Stock on a fully-diluted basis.

  APPRAISAL RIGHTS. Pursuant to Section 3-202 of the MGCL, a stockholder of a Maryland corporation may not demand appraisal rights in connection with a consolidation or merger with another corporation if securities of the Maryland corporation are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Since securities of Sequoia are listed on Nasdaq, no appraisal rights are available in connection with the Offer or the Merger.

  PLANS FOR SEQUOIA. Following the Offer and the Merger, Citrix intends to integrate Sequoia's business with the business of Citrix and to conduct Sequoia's business on a basis generally consistent with Sequoia's existing operations. Upon closing of the Merger, the new company will operate as a subsidiary of Citrix and will continue to be based in Columbia, Maryland. Citrix will continue to evaluate the business and operations of Sequoia and will take such actions as it deems appropriate under the circumstances then existing.

  EXTRAORDINARY CORPORATE TRANSACTIONS. Except for the extraordinary corporate transactions pursuant to the Merger as described in this Offer to Purchase, neither Citrix nor Merger Sub has any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sequoia or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Sequoia or any of its subsidiaries, (iii) any material change in the present dividend policy, or indebtedness or capitalization, of Sequoia, (iv) any change in Sequoia's present board of directors or management, (v) any other material changes in Sequoia's corporate structure or business, (vi) any class of equity securities of Sequoia being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, or (vii) any class of equity securities of Sequoia becoming eligible for termination of registration under Section 12(g)(4) of the Securities Act.

13. THE TRANSACTION DOCUMENTS.

  The following is a summary of the material provisions of the Merger Agreement, the Stockholders Agreement, the Transaction Option Agreement and certain Employment Agreements (as hereinafter defined). Copies of the Merger Agreement, the Stockholders Agreement, the Transaction Option Agreement and the Employment Agreements (as defined below) have been filed with the Commission. Summaries of those Agreements are qualified in their entirety by reference to such agreements, which are deemed to be incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in such agreements.

The Merger Agreement

  OFFER. The Merger Agreement provides for Merger Sub to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer no later than the fifth (5th) business day after the public announcement of the execution of the Merger Agreement. Additional provisions relating to the terms and conditions of the Offer are described in Section 1, "Terms of the Offer; Expiration Date."

  SCHEDULE TO AND OFFER DOCUMENTS; SCHEDULE 14D-9; STATE FILINGS. In the Merger Agreement, Citrix and Merger Sub have agreed to take certain actions with regard to the filing with the Commission of a Tender Offer Statement on Schedule TO (the "Schedule TO") including this Offer to Purchase and certain Offer documents and to make any filings required by applicable law relating to the Offer. Also, Citrix and Merger Sub have granted to Sequoia certain rights to review and comment on the proposed forms of the Schedule TO and such Offer documents, as well as any amendments and supplements thereto, prior to their filing with the Commission or dissemination to the stockholders of Sequoia. Citrix and Merger Sub have agreed to provide Sequoia and its counsel any comments that Merger Sub, Citrix or their counsel receive from the Commission or its staff with respect to such Offer documents promptly after the receipt thereof including a copy of any such comments that are made in writing. Citrix, Merger Sub and Sequoia have agreed to correct promptly any information provided by them for use in the Schedule TO or the Offer documents that becomes false or misleading in any material respect, and Merger Sub will take all steps necessary to cause the Schedule TO and such Offer documents as so corrected to be filed with the Commission and disseminated to the stockholders of Sequoia, as and to the extent required by applicable law.

  In the Merger Agreement, Sequoia has agreed that it will file with the Commission on the date of the commencement of the Offer the Schedule 14D-9 containing the recommendations of its board of directors in favor of the Offer and the Merger; provided, however, that the board of directors of Sequoia may withdraw, modify or amend such recommendations if the board of directors shall conclude in good faith following consultation with counsel that such action is necessary under applicable law in order to satisfy the board's fiduciary duties. Sequoia has granted to Citrix certain rights to review and comment on the proposed forms of the Schedule 14D-9 and the exhibits thereto, as well as any amendments and supplements thereto, prior to their filing with the Commission or dissemination to the stockholders of Sequoia. Sequoia, Citrix and Merger Sub have agreed to correct promptly any information provided by them for use in the Schedule 14D-9 that becomes false or misleading in any material respect, and Sequoia will take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the Commission and disseminated to the stockholders of Sequoia, as and to the extent required by applicable law.

  BOARD OF DIRECTORS. The Merger Agreement provides that, promptly after the acceptance for payment, and full payment by, Citrix or any of its subsidiaries of a number of Shares by Merger Sub that satisfies the Minimum Tender Condition pursuant to the Offer, Citrix shall be entitled to designate such number of directors, rounded up to the next whole number as will give Citrix, subject to compliance with Section 14(f) of the Exchange Act, representation on the board of directors of Sequoia equal to the product of (x) the number of directors on the board of directors of Sequoia (giving effect to any increase in the number of directors) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). Sequoia has agreed that it shall, upon request by Citrix, promptly satisfy the Board Percentage by (i) increasing the size of the board of directors of Sequoia or (ii) using its reasonable efforts to secure the resignations of such number of directors as is necessary to enable Citrix's designees to be elected to the board of directors of Sequoia and shall cause Citrix's designees promptly to be so elected. At the request of Citrix, Sequoia shall take, at Sequoia's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to Sequoia's stockholders in the Schedule 14D-9. Following the election or appointment of Citrix's designees and prior to the Effective Time any (i) amendment or termination of the Merger Agreement, (ii) extension for the performance or waiver of the obligations or other acts of Citrix or Merger Sub under the Merger Agreement, or (iii) waiver of Sequoia's rights under the Merger Agreement shall, in any such case, require the concurrence of a majority of the directors of Sequoia then in office who are Continuing Directors. "Continuing Director" means (i) each member of the board of directors of Sequoia on March 20, 2001 and (ii) each member of the board of directors that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the board of directors other than any director designated by Citrix or its subsidiaries for appointment.

  Merger Sub currently intends to designate a majority of the directors of Sequoia following consummation of the Offer. It is currently anticipated that Merger Sub will designate such officers of Citrix listed on Annex I as Merger Sub shall determine to serve as the directors of Sequoia following consummation of the Offer.

  VOTE REQUIRED TO APPROVE MERGER. See Section 12, "Purpose of the Offer; The Merger; Plans for Sequoia--Stockholder Meetings."

  MERGER. Subject to the satisfaction or waiver of the conditions described under "--Conditions to Obligations of All Parties to Merger Agreement," including the consummation of the Offer and, to the extent required by the MGCL, the approval of the stockholders of Sequoia of the Merger Agreement and the Merger, the parties will cause the Merger to become effective (a) as soon as practicable after the conditions discussed under "-- Conditions to Obligations of All Parties to Merger Agreement" (other than conditions that by their terms cannot be satisfied until the Effective Time) shall have been satisfied or waived in accordance with the terms of the Merger Agreement or (b) on such other date as the parties may agree in writing. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Sequoia will continue as the Surviving Corporation and as a wholly owned subsidiary of Citrix.

  CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Citrix, Merger Sub, or any holder of any Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Sequoia and Shares held directly or indirectly by Citrix or Merger Sub), will be converted into the right to receive, from the Surviving Corporation, an amount of cash equal to the Offer Price. Under the Merger Agreement, if the conversion of securities results in a withholding tax obligation, Citrix, Merger Sub and Sequoia are entitled to satisfy that obligation, and treat any withholding taxes paid to a tax authority as having been delivered to the holder. Each Share shall be canceled and extinguished and shall cease to exist, and each certificate formerly representing any of such Share shall thereafter represent only the right to receive the Offer Price. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

  TREATMENT OF OPTIONS. Under the Merger Agreement, at the Effective Time, each holder of an outstanding option to acquire Common Stock ("Sequoia Option"), to the extent then exercisable, shall, in settlement thereof, receive for each Share subject to such Sequoia Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per Share exercise price of such Sequoia Option to the extent such difference is a positive number ("Option Consideration"). Upon receipt of the Option Consideration, the Sequoia Option shall be canceled. The boards of directors of each of Citrix, Merger Sub and Sequoia shall take all reasonable and necessary actions in order that, with respect to any person subject to Section 16(a) of the Exchange Act, any such amounts can be paid without liability to such person under Section 16(b) of the Exchange Act and Rule 16b-3(e) promulgated thereunder. The surrender of an exercisable Sequoia Option to Sequoia in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Sequoia Option. Prior to the Effective Time, Citrix shall grant to Sequoia's employees options to purchase Citrix common stock, par value $.001 per share ("Citrix Common Stock"), in such amounts, at such exercise prices, and on such terms as will be determined by Citrix with the advice of Sequoia, such grants to be effective as of the Effective Time. Citrix shall be entitled to require as a condition of making any such grant of options to any such Sequoia employee that such employee execute an agreement terminating such employee's rights to all Sequoia Options that are outstanding but not exercisable at the Effective Time. Any outstanding Sequoia Option not exercisable at the Effective Time that is not terminated pursuant to such an agreement shall be assumed by Citrix at the Effective Time, and shall be exercisable (in accordance with the terms of such Sequoia Option) for that number of whole shares of Citrix Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Sequoia Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (as defined below). The exercise price per share applicable to each Sequoia Option will be determined by dividing the exercise price per share of the Sequoia Option by the Option Exchange Ratio, and rounding up to the nearest whole cent. The "Option Exchange Ratio" means (i) $5.64 divided by (ii) the average of the closing prices of Citrix Common Stock on the Nasdaq National Market during the 20 trading days immediately prior to the Effective Time. In the Merger Agreement, Citrix has agreed that, within 30 days after the Effective Time, it will file a registration statement under the Securities Act on Form S-8 or other appropriate form covering any shares of Citrix Common Stock subject to issuance upon the exercise of any Sequoia Options assumed by Citrix and will maintain the effectiveness of such registration statement for so long as any of such options or other rights remain outstanding.

  TREATMENT OF WARRANTS. Under the Merger Agreement, at the Effective Time, each holder of an outstanding warrant to purchase Shares (a "Sequoia Warrant") shall have the right to purchase, in lieu of the securities of Sequoia that such Sequoia Warrant would have been exercisable for prior to the Effective Time (the "Warrant Securities") on the same terms and conditions (including exercise price) as contained in such Sequoia Warrant, an amount in cash equal to the Offer Price multiplied by the number of Warrant Securities such Sequoia Warrant would have been exercisable for prior to the Effective Time. Prior to the Effective Time, Sequoia shall provide all necessary notices to and obtain all necessary consents or releases from holders of each Sequoia Warrant in accordance with the terms thereof and take all such other lawful action as may be necessary to give effect to the transactions contemplated by the Merger Agreement. Sequoia shall take all action necessary to ensure that following the Effective Time no holder of a Sequoia Warrant shall have any right thereunder to acquire securities of Sequoia, the Surviving Corporation or any subsidiary thereof.

  REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include customary representations and warranties by Sequoia, including, but not limited to, representations and warranties with respect to: (i) the due organization, existence and, subject to certain limitations, the qualification and good standing of Sequoia and its subsidiaries, (ii) Sequoia's authority to enter into the Merger Agreement and the Transaction Option Agreement and to carry out the transactions contemplated thereby, (iii) the validity, binding effect and enforceability of the Merger Agreement and the Transaction Option Agreement with respect to Sequoia, (iv) required consents and approvals, (v) subject to certain limitations, the Merger Agreement's compliance with the organizational documents and other agreements of Sequoia and of laws applicable to the Merger Agreement, (vi) Sequoia's capitalization, (vii) the timely filing of all required reports, schedules, statements, forms and other documents with the Commission since Sequoia's initial public offering and the accuracy of the statements made in such documents, (viii) subject to certain limitations, the absence of any undisclosed liabilities, (ix) subject to certain limitations, the absence of certain Material Adverse Changes (as defined below) or events since September 30, 2000, (x) the absence of any litigation or regulatory action against Sequoia or any of its subsidiaries,
(xi) certain matters relating to the intellectual property rights of Sequoia and its subsidiaries, (xii) certain matters relating to the employee benefit plans and labor relations of Sequoia and its subsidiaries, (xiii) certain matters relating to the payment of taxes and the filing of tax returns by Sequoia and its subsidiaries, (xiv) the vote required to adopt the Merger Agreement and approve the transactions contemplated thereby, (xv) the receipt of the fairness opinion of Lehman Brothers and the absence of arrangements for finders' fees (other than with Lehman Brothers), (xvi) subject to certain limitations, Sequoia's and its subsidiaries' compliance with applicable laws and maintenance of applicable permits, (xvii) the full force and effect of Sequoia's and its subsidiaries' contracts, (xviii) certain matters relating to the insurance policies of Sequoia and its subsidiaries, (xix) the absence of certain related party transactions, and (xx) the absence of joint ventures, partnerships and similar arrangements.

  Citrix, on its own behalf and, in certain cases, on behalf of the Merger Sub, also made customary representations and warranties, including, but not limited to, representations and warranties with respect to: (i) the due organization, existence and, subject to certain limitations, the qualification and good standing of Citrix and Merger Sub, (ii) Citrix's and Merger Sub's authority to enter into the Merger Agreement, the Stockholders Agreement and the Transaction Option Agreement and to carry out the transactions contemplated thereby, (iii) the validity, binding effect and enforceability of the Merger Agreement, the Stockholders Agreement and the Transaction Option Agreement with respect to Citrix and Merger Sub, (iv) required consents and approvals, (v) subject to certain limitations, the Merger Agreement's compliance with the organizational documents and other agreements of Citrix and Merger Sub and of laws applicable to the Merger Agreement, (vi) the accuracy of the information supplied by Citrix or Merger Sub to Sequoia for inclusion in the Schedule 14D-9, (vii) the availability of the funds necessary for the acquisition of the Shares pursuant to the Offer and the Merger,
(viii) the absence of arrangements for finders' fees (other than with Merrill Lynch), and (ix) the absence of conditions, events, occurrences or litigation that would prevent or materially delay Citrix's ability to consummate the Offer or the Merger.

  Pursuant to the terms of the Merger Agreement, none of the representations and warranties made in the Merger Agreement will survive after the Effective Time.

  For purposes of the Merger Agreement, the terms "Material Adverse Change" or "Material Adverse Effect" when used in connection with an entity means any change, event, circumstance, occurrence or effect that either individually or in the aggregate with all other such changes, effects, events and occurrences is materially adverse to the business, properties, financial condition, assets, including tangible assets, capitalization or results of operations of such entity taken as a whole but shall exclude the effects of (i) any material adverse change in Sequoia's results of operations for, or financial condition in, any fiscal period prior to the closing of the Merger that is directly attributable to a disruption in the conduct of Sequoia's business arising from the transactions contemplated by the Merger Agreement or the public announcement thereof, (ii) changes in general economic conditions, or (iii) changes affecting the industry generally in which Sequoia operates (provided that such changes do not affect Sequoia in a substantially disproportionate manner).

  CONDUCT OF SEQUOIA'S BUSINESS PENDING MERGER. The Merger Agreement provides that, during the period from March 20, 2001 to the Effective Time, except as expressly contemplated by the Merger Agreement, without the prior written consent of Citrix, Sequoia will not, and will cause each of its subsidiaries not to:

    (i) conduct the business of Sequoia and its subsidiaries other than in the ordinary course consistent with past practice, or fail to use reasonable efforts to preserve intact its business organization and preserve its relationships with customers, suppliers, licensors, licensees and others with which it has business dealings;

    (ii) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (iii) grant any severance or termination pay to any director, officer or employee except pursuant to written agreements in effect, or policies existing, on the date of the Merger Agreement (or as required by applicable law), copies of which have been provided to Citrix, or adopt any new severance plan;

    (iv) enter into any licensing or other agreement with regard to the acquisition, distribution or licensing of any Sequoia intellectual property rights, or transfer or license to any person or entity, any Sequoia intellectual property rights, other than non-exclusive licenses, distribution or other similar agreements entered into in the ordinary course of business consistent with past practice; provided that any such license that has a value of $500,000 or more shall require the written consent of Citrix;

    (v) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of Sequoia or split, combine or reclassify any capital stock of Sequoia or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock of Sequoia;

    (vi) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Sequoia or its subsidiaries, except certain repurchases in connection with the termination of employees;

    (vii) issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than certain issuances or sales pursuant to the exercise of outstanding Sequoia Options and pursuant to certain grants of Sequoia Options to newly hired employees in the ordinary course of business consistent with past practice;

    (viii) cause, permit or propose any amendments to Sequoia's articles of incorporation, bylaws or similar organizational documents of Sequoia's subsidiaries;

    (ix) acquire or agree to acquire by merging or consolidating with, or, by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Sequoia or enter into any material joint ventures, strategic relationships or alliances;

    (x) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Sequoia;

    (xi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Sequoia, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than in the ordinary course of business consistent with past practice;

    (xii) except as required to comply with any legal requirement, adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than with respect to employees and consultants (other than officers) in the ordinary course of business consistent with past practice, or change any management policies or procedures;

    (xiii) make any material capital expenditures, except in accordance with the current Sequoia annual budget and plan, as previously disclosed to Citrix;

    (xiv) modify, amend or terminate certain Sequoia contracts to which Sequoia or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder other than in the ordinary course of business consistent with past practice;

    (xv) revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

    (xvi) change in any term from Sequoia's standard forms of licensing agreement;

    (xvii) pay, discharge or satisfy any claims (including claims of stockholders), indebtedness, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities, indebtedness or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document;

    (xviii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

    (ix) enter into or amend any collective bargaining agreement;

    (xx) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement), other than settlements or compromises of litigation that do not provide for injunctive or similar relief and where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $100,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters shall not exceed $500,000;

    (xxi) take any action that would materially delay the consummation of the transactions contemplated by the Merger Agreement;

    (xxii) other than in the ordinary course of business consistent with past practice, make or change any material tax election, amend any return or take any other action (or fail to take any other action) in respect of taxes, in each case, if such action (or failure to take action) would reasonably be expected to have the effect of increasing the tax liability of Citrix or any of its affiliates (including Sequoia and its subsidiaries) for periods ending on or after the Effective Time; or

    (xxiii) enter into any joint venture, partnership or other similar arrangement; or

    (xxiv) agree in writing or otherwise to take any of the actions described in (i) through (xxiii) above.

  ACQUISITION PROPOSALS. (a) Sequoia has agreed in the Merger Agreement that neither Sequoia nor any of its subsidiaries shall, nor shall Sequoia or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission or announcement of any Acquisition Proposal (as defined below), (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Sequoia or any of its subsidiaries or afford access to the business, properties, assets, books or records of Sequoia or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party to do or seek to make, or that has made an Acquisition Proposals, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

  (b) Notwithstanding the foregoing, the board of directors of Sequoia, directly or indirectly through advisors, agents or other intermediaries, may
(i) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide Acquisition Proposal that the board of directors of Sequoia reasonably determines (after consultation with Sequoia's financial advisor) constitutes, or in the case of a bona fide Acquisition Proposal that provides that the consideration being offered to Sequoia's stockholders is in the form of stock, could constitute, a Superior Proposal (as defined below), (ii) furnish to such third party nonpublic information relating to Sequoia or any of its subsidiaries pursuant to a confidentiality agreement with terms no less favorable to Sequoia than those contained in the Non-Disclosure Agreement, (iii) take and disclose to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act or otherwise make disclosure to them, (iv) following receipt of such an Acquisition Proposal, withdraw, modify in a manner adverse to Citrix, or fail to make its recommendations to Sequoia's stockholders to accept the Offer, approve the Merger and approve and adopt the Merger Agreement (if required), and/or (v) take any action ordered to be taken by Sequoia by any court of competent jurisdiction if, in each case (1) neither Sequoia nor any representative of Sequoia and its subsidiaries shall have violated any of these restrictions, (2) the board of directors of Sequoia determines in good faith (after consultation with its outside legal counsel) that it is necessary for the board of directors to take such action in order to satisfy its fiduciary obligations to Sequoia's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, Sequoia gives Citrix written notice of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal and of Sequoia's intention to furnish nonpublic information to, or enter into discussions with, such person or group, and Sequoia receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Sequoia's confidential information as the Non-Disclosure Agreement, (4) gives Citrix prompt advance notice of its intent to furnish such nonpublic information or enter into such discussions (which notice shall in no event be given less than one (1) business day prior to furnishing such information or entering into such discussions), and (5) contemporaneously with furnishing any such nonpublic information to such person or group, Sequoia furnishes such nonpublic information to Citrix (to the extent such nonpublic information has not been previously furnished by Sequoia to Citrix). Sequoia and its subsidiaries agreed to immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about Sequoia that was furnished by or on behalf of Sequoia to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Sequoia or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Sequoia or any of its subsidiaries shall be deemed to be a breach of these provisions by Sequoia.

  (c) Sequoia shall also, as promptly as reasonably practicable, advise Citrix orally and in writing of any Acquisition Proposal, or any inquiry with respect to or which Sequoia reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person or group making any such Acquisition Proposal or inquiry. Sequoia also agreed to keep Citrix informed as promptly as reasonably practicable of any amendments of any such Acquisition Proposal or inquiry.

  "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the board of directors of Sequoia determines in good faith by a majority vote, after consultation with its financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to Sequoia's stockholders than as provided under the Merger Agreement.

  "Acquisition Proposal" means any offer or proposal by a third party, other than Citrix, Merger Sub or any affiliate thereof, relating to: (i) any acquisition or purchase from Sequoia by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the outstanding voting securities of Sequoia or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the outstanding voting securities of Sequoia or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Sequoia pursuant to which the stockholders of Sequoia immediately preceding such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 15% of the consolidated assets of Sequoia; (iii) any liquidation or dissolution of Sequoia or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

  REASONABLE EFFORTS TO CONSUMMATE THE OFFER AND THE MERGER. The parties to the Merger Agreement have agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement and the Transaction Option Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent to the completion of the Offer and consummation of the Merger to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the delivery of a notice with respect to the transactions contemplated by the Merger Agreement to each holder of a Sequoia Warrant pursuant to the applicable notice provision of such Sequoia Warrant and in accordance with the terms thereof,
(v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the Merger Agreement or the Transaction Option Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed and (vi) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to carry out fully the purposes of, the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, neither Citrix nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate of any assets or categories of assets of Citrix, any of its affiliates or Sequoia or its subsidiaries or the holding separate of Shares (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any limitation on the ability of Citrix or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation), in each case, where such action would reasonably be expected to have a Material Adverse Effect on Citrix.

  EMPLOYEE BENEFITS. The Merger Agreement provides that the employees of Sequoia and its subsidiaries as of the Effective Time shall be provided with employee benefits on terms no less favorable than those offered to similarly situated employees of Citrix or its affiliates.

  ADDITIONAL COVENANTS. In addition to the covenants noted above, the parties to the Merger Agreement have agreed to certain other covenants and agreements, including with respect to (i) access by each party to the other party's properties, books and records, and personnel (as limited by the provisions of the Non-Disclosure Agreement), (ii) a proxy statement or special stockholders meeting of Sequoia if Merger Sub acquires less than 90% of the Shares in the Offer, (iii) the issuances of press releases and other public statements with respect to the transactions contemplated by the Merger Agreement, (iv) notification of certain matters which may impede or prevent consummation of the Offer or the Merger, and (v) cooperation relating to tax matters of Sequoia and its subsidiaries.

  CONDITIONS TO OBLIGATIONS OF ALL PARTIES TO MERGER AGREEMENT. The respective obligations of each of Citrix, Merger Sub and Sequoia to consummate the Merger are subject to the satisfaction of the following conditions:

    (a) if required by the MGCL, the Merger Agreement and the Merger shall have been approved and adopted by the stockholders of Sequoia;

    (b) Merger Sub shall have accepted for exchange and exchanged all of the Shares tendered pursuant to the Offer; and

    (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger.

  CONDITIONS TO OBLIGATIONS OF MERGER SUB. See Section 15, "Certain Conditions to Merger Sub's Obligations."

  INDEMNIFICATION; CONTINUANCE OF EXISTING INDEMNIFICATION PROVISIONS. In the Merger Agreement, Citrix has agreed that for six (6) years after the Effective Time, Citrix and the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of Sequoia in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided in Sequoia articles of incorporation, bylaws or similar organizational documents of subsidiaries; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Citrix will cause to be maintained for a period of not less than six (6) years from the Effective Time a "tail" directors and officers insurance and indemnification policy for Sequoia's current and former directors' and officers' to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of Sequoia on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of 150% of the amount per annum Sequoia paid in its last full fiscal year, which amount has been disclosed to Citrix, on terms and conditions substantially similar to the existing D&O Insurance. If the existing D&O Insurance cannot be maintained, expires or is terminated or canceled during such six-year period, Citrix will use reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of 150% of the amount per annum Sequoia paid in its last full fiscal year, on terms and conditions substantially similar to the existing D&O Insurance.

  TERMINATION. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the stockholders of Sequoia):

    (a) by mutual written agreement of Sequoia and Citrix; or

    (b) by either Sequoia or Citrix, if:

      (i) the Offer shall have expired or been terminated in accordance with the Merger Agreement without Citrix or Merger Sub having accepted for exchange any Shares pursuant to the Offer, provided that Citrix and Merger Sub shall not be permitted to terminate the Merger Agreement if the Offer is terminated or expires without Shares having been accepted for exchange as a result of a breach by Citrix or Merger Sub of the Merger Agreement; or

      (ii) the Offer has not been consummated on or before June 30, 2001; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the Offer to have been consummated on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement; or

      (iii) there shall be any applicable law or regulation that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Sequoia or Citrix from consummating the Merger is entered and such judgment, injunction, judgment or order shall have become final and nonappealable; or

      (iv) (A) any representation or warranty of the other party contained in the Merger Agreement or the Transaction Option Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall be or have become inaccurate such that, individually or in the aggregate, such inaccuracies would reasonably be expected to have a Material Adverse Effect on such other party, or (B) the other party fails to perform in any material respect any covenant contained in the Merger Agreement or the Transaction Option Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein); provided, however, that if such inaccuracy or failure to perform is capable of being cured by such other party within 30 days following receipt by the terminating party of notice of such inaccuracy or failure to perform, the party wishing to terminate the Merger Agreement shall give such notice and may not terminate the Merger Agreement during such period, and if such inaccuracy or failure to perform is cured within such period, no such termination shall be permitted; or

    (c) by Citrix if a Triggering Event shall have occurred.

  A "Triggering Event" shall be deemed to have occurred if, prior to the time at which Citrix or any of its subsidiaries has accepted for payment, and has paid for, a number of Shares that satisfies the Minimum Tender Condition pursuant to the Offer: (x)(i) Sequoia's board of directors or any committee thereof shall have approved or recommended to Sequoia's stockholders any Acquisition Proposal, (ii) Sequoia's board of directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Citrix its recommendations that the stockholders of Sequoia accept the Offer, approve the Merger and approve and adopt the Merger Agreement, or failed to reaffirm such recommendations on or before the second
(2nd) business day following the date on which an Acquisition Proposal shall have been made; (iii) Sequoia shall have failed to include its recommendations in the Offer documents or the Schedule 14D-9; or (iv) a tender or exchange offer relating to 15% or more of the Shares shall have been commenced by a person unaffiliated with Citrix and Sequoia shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within five (5) business days after such tender or exchange offer is first published, a statement disclosing that Sequoia recommends rejection of such tender or exchange offer and (y) at the time of any such approval, recommendation, withdrawal, modification, failure or tender or exchange offer,
(i) any representation or warranty of Sequoia or any Stockholder made in the Stockholders Agreement shall be or have become inaccurate, or (ii) any Stockholder shall have failed to perform any covenant contained in the Stockholders Agreement, and such inaccuracy or failure, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Citrix or Merger Sub to consummate the transactions contemplated by the Merger Agreement and the Transaction Option Agreement.

  The Merger Agreement provides that all fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees and expenses.

  AMENDMENTS, EXTENSIONS AND WAIVERS. Subject to applicable law, the Merger Agreement may be amended by the parties thereto by a written agreement signed by all such parties. At any time prior to the Effective Time, any party to the Merger Agreement may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

The Stockholders Agreement

  Concurrently with the execution and delivery of the Merger Agreement, Citrix and Merger Sub entered into a Stockholders Agreement with Sequoia and Baker Communications Fund, L.P., Anthem Capital, L.P., Flanders Language Valley Fund, C.V.A., Anil Sethi, Marc E. Rubin, Richard C. Faint, Jr., Kenneth E. Tighe, Mark A. Wesker, Gregory A. Heard and Jack F. Schuster and certain of their affiliates and related trusts (together, the "Stockholders"). As of March 20, 2001, the Stockholders held an aggregate of 17,187,553 Shares and, based on information provided to Citrix by Sequoia, also held options, warrants or other securities convertible into or exercisable on or before June 30, 2001 for an aggregate of 583,200 Shares.

  TENDER OF SHARES. Each Stockholder agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth (5th) business day after commencement of the Offer (i) all of the Shares beneficially owned by him or it on the date of the Stockholders Agreement, and (ii) any additional Shares after the date of the Stockholders Agreement and prior to the termination of the Offer. The Stockholders Agreement shall not be binding upon any Stockholder in the event that the Merger Agreement shall be amended by the parties thereto to lower or change the form of Offer Price.

  VOTING. Each Stockholder has agreed that, until the first to occur of the Effective Time or termination of the Merger Agreement, such Stockholder will vote all Shares beneficially owned by him or it (a) in favor of the Merger and the Merger Agreement and in favor of any actions required in furtherance thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation of Sequoia under the Merger Agreement or the Stockholders Agreement; and (c) vote all Shares against (i) any action or agreement which would impede, interfere with or attempt to discourage the Offer or the Merger,
(ii) any change in a majority of the persons who constitute the board of directors of Sequoia, (iii) any change in the capitalization or dividend policy of Sequoia, or (iv) any other material change in Sequoia's corporate structure or business. Also, each Stockholder has granted a proxy to vote the Shares beneficially owned by such Stockholder at any meeting of stockholders or with respect to any action of the stockholders by written consent as set forth above. The foregoing proxy revokes any prior proxy granted by the Stockholders with respect to their Shares.

  RESTRICTIONS ON TRANSFER. No Stockholder shall, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Shares or Sequoia Options or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or
(iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Stockholders Agreement.

  NO SOLICITATION. The Stockholders agreed not to, directly or indirectly, solicit or respond to any inquiries or the making of any proposal that constitutes any Acquisition Proposal.

  REPRESENTATIONS AND WARRANTIES. The Stockholders made customary representations and warranties to Citrix, including with respect to (i) their record or beneficial ownership of, and right to vote, the Shares, (ii) their power and authority to execute and deliver the Stockholders Agreement without obtaining third-party consents, (iii) the noncontravention and nonviolation of the other agreements of the Stockholders and of judgments, decrees, orders and laws applicable to them, (iv) the valid, binding and enforceable effect of the Stockholders Agreement, and (v) the Shares being free of all other liens, claims, voting or disposition arrangements or other encumbrances.

The Transaction Option Agreement

  Concurrently with the execution and delivery of the Merger Agreement, Citrix and Sequoia entered into the Transaction Option Agreement pursuant to which Sequoia granted Citrix an irrevocable option, exercisable after Citrix or Merger Sub has purchased Shares pursuant to the Offer, to purchase up to 19.9% of the total shares of Common Stock outstanding if, after giving effect to the exercise of the option and as a result of such exercise, the number of Shares then owned by Citrix and Merger Sub represents at least 90.1% of the Shares outstanding on a fully-diluted basis. The Transaction Option Agreement will terminate upon the earlier of the Effective Time or termination of the Merger Agreement for any reason.

Employment Agreements

  In connection with the Merger Agreement, each of Richard C. Faint, Jr., Mark
A. Wesker and Paul Martin (each, an "Executive") entered into an employment agreement with Citrix (each, an "Employment Agreement" and collectively, the "Employment Agreements"). Employment under the Employment Agreements commences on the completion of the Merger and continues for two years thereafter (the "Employment Term"). Upon expiration of the Employment Agreements, each Executive may continue his employment with Citrix on an "at-will" basis if such Executive and Citrix mutually agree.

  The Employment Agreements provide for base salaries of $200,000, $200,000 and $150,000 per year, respectively, for Messrs. Faint, Wesker and Martin. Each Executive is also eligible to participate in Citrix's standard benefit plans, accrue paid vacation time and receive an annual target-based bonus and additional bonus based upon mutually agreed upon performance goals. Subject to the approval of the Compensation Committee of Citrix's board of directors, each Executive will be granted an option to purchase Shares with an exercise price equal to the fair market value of Citrix Common Stock as of the date of grant and subject to a four-year vesting schedule.

  Citrix may terminate any of the Executives with or without cause. If terminated without cause during the Employment Term, the terminated Executive will be entitled to a continuation in payment of his base salary for the remainder of the Employment Term (the "Severance Payment"). In addition, an Executive is entitled to the Severance Payment if he terminates his employment during the Employment Term because Citrix has materially breached the terms of his Employment Agreement (and has not cured such breach within 30 days after the Executive has provided Citrix with written notice of the breach). Citrix will only be obligated to make the Severance Payment to a terminated Executive if such Executive executes a release of claims.

  As a condition of employment with Citrix, each Executive has also agreed to execute Citrix's standard Non-Solicitation, Non-Competition, Confidentiality and Non-Disclosure Agreement.

  At the Effective Time, the Employment Agreements will replace the employment agreements currently in effect between Sequoia and each of Messrs. Faint, Wesker and Martin. The current employment agreements between Sequoia and each of Messrs. Faint, Wesker and Martin are described in detail in the Information Statement attached as Annex A to the Schedule 14D-9.

14. DIVIDENDS AND DISTRIBUTIONS.

  For a discussion of the restrictions imposed by the Merger Agreement on the ability of Sequoia and its subsidiaries to pay dividends or make distributions, see Section 13, "The Transaction Documents--The Merger Agreement--Conduct of Sequoia's Business Pending Merger."

15. CERTAIN CONDITIONS TO MERGER SUB'S OBLIGATIONS.

  Merger Sub shall not be obligated to accept for payment or, subject to Rule 14 e-l(c) under the Exchange Act, to pay for any Shares tendered, and may postpone the acceptance for payment if, by the expiration of the Offer (a) the Minimum Tender Condition is not satisfied, (b) any applicable waiting period under the Hart-Scott-Rodino Act shall not have expired or been terminated prior to the expiration of the Offer, or (c) before acceptance for payment of, or payment for, Shares any of the following conditions shall have occurred and be continuing:

    (i) there shall be instituted or pending any action, proceeding or claim brought by a governmental entity by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Merger Sub), which (A) seeks to challenge the acquisition by Merger Sub of the Shares, restrain, prohibit or delay the making or consummation of the Offer or the Merger, prohibit the performance of any of the contracts or other agreements entered into by Merger Sub or any of its affiliates in connection with the acquisition of Sequoia or the Shares, or obtain any material damages in connection with any of the foregoing, (B) seeks to make the purchase of or payment for, some or all of the Shares pursuant to the Offer, the Merger or otherwise, illegal, (C) seeks to impose or is reasonably likely to result in material limitations on the ability of Merger Sub or any of its affiliates to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of Sequoia, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by Sequoia, (D) is reasonably likely to result in a material diminution in the benefits expected to be derived by Citrix and Merger Sub as a result of the transactions contemplated by the Offer, including the Merger, or (E) seeks to impose voting, procedural, price or other requirements in addition to those under MGCL, DGCL and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer;

    (ii) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that, directly or indirectly, would be reasonably likely to result in any of the consequences referred to in clauses (A) through (E) of paragraph (i) above;

    (iii) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market;

    (iv) the representations and warranties of Sequoia contained in the Merger Agreement or the Transaction Option Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not be true and correct as of the date of the expiration of the Offer as though made on and as of such date except (A) for changes specifically permitted by the Merger Agreement or the Transaction Option Agreement, (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (C) for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Sequoia;

    (v) the obligations of Sequoia contained in the Merger Agreement or the Transaction Option Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not have been performed or complied with in all material respects by Sequoia;

    (vi) the Merger Agreement shall have been terminated in accordance with its terms; or

    (vii) Sequoia shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal (provided that a change in the recommendations of the board of directors of Sequoia that its stockholders accept the offer, approve the Merger and approve and adopt the Merger Agreement shall not, in and of itself, constitute the announcement of, or entry into, such an agreement).

16. CERTAIN REGULATORY AND LEGAL MATTERS.

  Except as described in this Section 16, based on a review of publicly available filings made by Sequoia with the Commission and other publicly available information concerning Sequoia, as well as certain representations made to Citrix and Merger Sub in the Merger Agreement by Sequoia, neither Citrix nor Merger Sub is aware of any material pending legal proceedings relating to the Offer, nor of any regulatory requirements which must be complied with or regulatory approvals which must be obtained in connection with the Offer, in each case which would be material to a stockholder's decision whether to sell, tender or hold Shares. Should compliance with any such regulatory requirement or the obtaining of any such regulatory approval be required, Citrix and Merger Sub currently contemplate that they would seek to comply with such requirement or obtain such permit, except as described below under "--State Takeover Laws," but Merger Sub does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Merger Sub's right to decline to purchase Shares if any of the Offer Conditions shall not have been satisfied. There can be no assurance that, if necessary, any such requirement would be complied with or approval be obtained, or would be complied with or obtained without substantial conditions, or that adverse consequences might not result to Sequoia's business or that certain parts of Sequoia's business might not have to be disposed of if any such requirement was not complied with or approval obtained, and in certain such events Merger Sub could decline to accept for payment, or pay for, any Shares tendered. See Section 15, "Certain Conditions to Merger Sub's Obligations."

  STOCKHOLDER LITIGATION. Sequoia is not currently involved in any stockholder litigation.

  ANTITRUST. Under the Hart-Scott-Rodino Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the acquisition of Shares by Merger Sub pursuant to the Offer may not be consummated unless certain information has been furnished to the Anti-Trust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The rules under the Hart-Scott-Rodino Act require the filing of a Notification and Report Form (the "Form") with the Antitrust Division and the FTC. The waiting period under the Hart-Scott-Rodino Act with respect to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the 15th day after the Form is filed, unless early termination of the waiting period is granted. In addition, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the 10th day after substantial compliance with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. Expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Act is a condition to Merger Sub's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Merger Sub's proposed acquisition of Shares of Sequoia. At any time before or after Merger Sub's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Merger Sub or the divestiture of substantial assets of Citrix or its subsidiaries, or of Sequoia or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

  Merger Sub filed Forms with the Antitrust Division and the FTC and Sequoia filed forms with the Antitrust Division and the FTC on or about March 28, 2001.

  FEDERAL RESERVE BOARD REGULATIONS. Federal Reserve Board Regulations T, U and X place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Because no borrowings secured by margin stock will be borrowed in order to finance the Offer, Citrix and Merger Sub believe that such regulations are not applicable to the Offer.

  STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that a state may, as a matter of corporate law and, in particular, with respect to those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. In that case, the law of the State of Indiana before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

  Sequoia is incorporated under the laws of the State of Maryland. In general,
Section 3-602 of the MGCL prevents an "interested stockholder" (defined generally as a person who owns or has the right to acquire 10% or more of the corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a variety of transactions, including mergers) with a Maryland corporation for five years following the date such person became an interested stockholder unless, prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or approved the business combination. Prior to the execution of the Merger Agreement, the board of directors of Sequoia approved the Offer, the Merger and the Merger Agreement, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Sequoia's stockholders, and recommended acceptance of the Offer and approval of the Merger and the Merger Agreement by the stockholders of Sequoia. Accordingly, Section 3-602 of the MGCL is not applicable to the Offer and the Merger.

  In addition, in general, Section 3-701 of the MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by the corporation's officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquirer to exercise certain voting power in electing directors. Section 3-107(3)(2)(v) of the MGCL provides that a "control share acquisition" does not include an acquisition of shares under a merger, consolidation or share exchange if the corporation is a party to the transaction, or if the acquisition is previously approved or exempted by a provision in the charter or bylaws of the corporation. The board of directors of Sequoia amended Sequoia's bylaws to exempt the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Transaction Option Agreement from the provisions of this statute.

  Sequoia, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Merger Sub does not know whether the takeover laws of any state, other than
Section 3-602 and 3-701 of the MGCL, will, by their terms, apply to the Offer or the Merger or the other transactions contemplated by the Merger Agreement or the Transaction Option Agreement, and neither Citrix nor Merger Sub has attempted to comply with any such laws other than Section 3-602 and 3-701 of the MGCL. If any other such laws are so applicable, Citrix and Sequoia have agreed, in the Merger Agreement, that they and their respective board of directors will grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement, the Transaction Option Agreement, the Offer and the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Subject to that requirement under the Merger Agreement, should any person seek to apply any state takeover law, Merger Sub reserves the right to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings, and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, Merger Sub might be unable (pursuant to such laws or an injunction ordered thereunder) to accept for payment, or pay for, any Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer and the Merger. In such case, Merger Sub may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 15, "Certain Conditions to Merger Sub's Obligations."

17. FEES AND EXPENSES.

  Except as described in this Section 17, neither Merger Sub nor Citrix (i) will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer or (ii) has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding material to their customers.

  Merrill Lynch has provided certain financial advisory services to Citrix in connection with the proposed acquisition of Sequoia. Citrix has agreed to pay to Merrill Lynch reasonable and customary compensation for its services and to reimburse it for its out-of-pocket expenses in connection with the Offer. In addition, Citrix has agreed to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including, without limitation, certain liabilities under the federal securities laws.

  Citrix has retained Innisfree M&A Incorporated as Information Agent and HSBC Bank USA as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services and reimbursement for their out-of-pocket expenses in the Offer. The Depositary and the Information Agent will also be indemnified by Merger Sub against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

18. MISCELLANEOUS.

  Neither Citrix nor Merger Sub is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would be prohibited by administrative or judicial action pursuant to any valid state statute. If Citrix or Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, Merger Sub will make a good faith effort to comply with such statute. If, after such good faith effort, Merger Sub cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

  No person has been authorized to give any information or make any representation on behalf of Citrix or Merger Sub other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Merger Sub or Citrix. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Citrix or Sequoia since the date as of which information is furnished or the date of this Offer to Purchase.

  Citrix and Merger Sub have filed with the Commission the Schedule TO pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d3(a)(1) thereunder, furnishing certain additional information with respect to the Offer.

In addition, Sequoia has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the same places and in the same manner as set forth with respect to Sequoia in Section 8, "Certain Information Concerning Sequoia" (except that they may not be available at the regional offices of the Commission).

                                          SOUNDGARDEN ACQUISITION CORP.

March 28, 2001

                                    ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS
                           OF CITRIX AND MERGER SUB

  The names and ages of the directors, managers and executive officers of Citrix and Merger Sub, and their present principal occupations or employment and five-year employment history, are set forth below. Unless otherwise indicated, each individual is a citizen of the United States and has been employed by Citrix or Merger Sub, as the case may be, for the last five years. Except as otherwise noted, the directors and executive officers of Citrix and Merger Sub have a business address of 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309, with a business telephone number of (954) 267-3000.

                                    CITRIX

                                                       Present Principal Occupation, or
                                                  Employment with Citrix; Material Positions
                                                                     Held
 Name and Age                                             During the Past Five Years
 ------------                                   ---------------------------------------------
 Mark B. Templeton (48)                         President since January 1998; Director since
                                                May 1998; Chief Executive Officer from
                                                January 1999 to June 2000; Vice President,
                                                Marketing from June 1995 to January 1998;
                                                Group Director, Corporate Marketing, UB
                                                Networks, Inc. (formerly Ungermann-Bass,
                                                Inc.) from April 1994 to June 1995.


 Roger W. Roberts (56)                          Chairman and Chief Operating Officer since
                                                June 2000; Director since June 1990; Chief
                                                Executive Officer from June 1990 to December
                                                1998; President from June 1990 to January
                                                1998.

 John P. Cunningham (63)                        Chief Financial Officer, Senior Vice
                                                President, Finance and Administration,
                                                Treasurer and Assistant Secretary since
                                                November 1999; Executive Vice President and
                                                Chief Financial Officer, Getronics NV
                                                (formerly Wang Global) from 1998 to 1999;
                                                Chief Financial Officer, Whirlpool
                                                Corporation from 1996 to 1998; Director,
                                                Baltimore Technologies plc.

 John C. Burris (46)                            Senior Vice President, Worldwide Sales and
                                                Customer Services since January 2001; Senior
                                                Vice President, Worldwide Customer Services
                                                from July 1999 to January 2001; Vice
                                                President and General Manager of the Gulf
                                                States Region, Lucent Technologies from 1996
                                                to 1999.

 David A.G. Jones (46)                          Senior Vice President, Corporate Development
                                                since January 2001; Senior Vice President,
                                                Worldwide Sales from April 1999 to January
                                                2001; Vice President, International since
                                                October 1998; President, The Vision Factory,
                                                Inc. from 1997 to 1998; Vice President,
                                                International of mFactory Inc. from 1996 to
                                                1997.

 Scott Kinnear (42)                             Vice President, Worldwide Product Development
                                                since May 2000; Vice President, Windows
                                                Application Server Products from April 1999
                                                to May 2000; Various engineering and
                                                operations positions from September 1989 to
                                                April 1999.

                                     - I -

                                                       Present Principal Occupation, or
                                                  Employment with Citrix; Material Positions
                                                                     Held
 Name and Age                                             During the Past Five Years
 ------------                                   ---------------------------------------------
 Leslie A. Pendergrast (39)                     Vice President, Human Resources since April
                                                1999; Director, Human Resources from October
                                                1996 to April 1999; Manager, Human Resources,
                                                Certified Vacations from 1995 to 1996.


 David D. Urbani (55)                           Vice President, Controller since March 2000;
                                                Vice President and Treasurer, Maytag
                                                Corporation from 1995 to 2000.

 David Weiss (40)                               Vice President, Worldwide Marketing since
                                                June 2000; Vice President, Product Strategy
                                                from April 1999 to June 2000; Director,
                                                Marketing from 1995 to 1999.

 Kevin R. Compton (42)                          Director since 1991; General Partner, Kleiner
                                                Perkins Caufield & Byers since 1990;
                                                Director, OneWorld Systems, Digital
                                                Generations Systems, Corsair Communications,
                                                VeriSign and several privately-held
                                                companies.

 Stephen M. Dow (45)                            Director since 1989; General Partner, Sevin
                                                Rosen Funds since 1983; Director, several
                                                privately-held companies.

 Robert N. Goldman (51)                         Director since 1995; President and Chief
                                                Executive Officer, eXcelon Corporation
                                                (formerly known as Object Design, Inc.) since
                                                November 1995; Director, NetGenesis
                                                Corporation and several privately-held
                                                companies.

 John W. White (62)                             Director of the Corporation since 1998; Vice
                                                President and Chief Information Officer,
                                                Compaq Computer Corporation from March 1994
                                                to August 1998; Director, Metasolv Software.

 Tyrone F. Pike (46)                            Director of the Corporation since 1993; CEO,
                                                President and Chairman, VPNX.com, Inc.
                                                (formerly known as SwitchSoft Systems, Inc.);
                                                Senior Vice President and Chief Technical
                                                Officer, UB Networks, Inc. from April 1995 to
                                                August 1996; Director, Kaspia Systems, Inc.
                                                and Puma Technology.

                                     - II -

                                   MERGER SUB

                                                       Present Principal Occupation, or
                                                  Employment with Citrix; Material Positions
                                                                     Held
 Name and Age                                             During the Past Five Years
 ------------                                   ---------------------------------------------
 John P. Cunningham (63)                        Director, President and Chief Executive
                                                Officer since incorporation of Merger Sub.
                                                See also description above.

 David D. Urbani (55)                           Director since incorporation of Merger Sub.
                                                See also description above.

 Daniel P. Roy (41)                             Vice President since incorporation of Merger
                                                Sub. Vice President, General Counsel and
                                                Secretary of Citrix since 1997; previously,
                                                General Counsel, Multimedia Marketing &
                                                Design and attorney at Coffield Ungaretti &
                                                Harris.

                                    - III -